SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              AMENDMENT NO. 3 TO
                                  SCHEDULE TO
                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
              OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                              AMENDMENT NO. 7 TO
                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      ROGERS WIRELESS COMMUNICATIONS INC.
                      (Name of Subject Company (issuer))

                          ROGERS COMMUNICATIONS INC.
                            RWCI ACQUISITION INC.,
                     (Names of Filing Persons (offerors))

                      ROGERS WIRELESS COMMUNICATIONS INC.
       (Name of Filing Person (subject company in a 13E-3 transaction))

                       CLASS B RESTRICTED VOTING SHARES
                        (Title of Class of Securities)

                                   775102205
                     (CUSIP Number of Class of Securities)

         (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                             DAVID P. MILLER, ESQ.
                      ROGERS WIRELESS COMMUNICATIONS INC.
                            ONE MOUNT PLEASANT ROAD
                                  16TH FLOOR
                           TORONTO, ONTARIO M4Y 275
                                    CANADA

                                WITH A COPY TO:

                             JOHN T. GAFFNEY, ESQ.
                          CRAVATH, SWAINE & MOORE LLP
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                              NEW YORK, NEW YORK
                                  10019-7475

                                January 4, 2005


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                           CALCULATION OF FILING FEE


-------------------------------------------------------------------------------

TRANSACTION VALUATION(1)                             AMOUNT OF FILING FEE(2)(3)

US$715,462,248                                       US$90,636

-------------------------------------------------------------------------------


(1) Estimated solely for the purpose of calculating the filing fee pursuant to Rule 0-11(d) and 0-11(a)(4) of the Securities Exchange Act of 1934, as amended, the filing fee was calculated based on (a) the product of (i) US$41.59, which is the average of the high and low sale prices per registered share of Class B Restricted Voting Shares of Rogers Wireless Communications Inc. ("RWCI") as reported on the Toronto Stock Exchange on November 30, 2004, converted into U.S. dollars at the noon buying rate in New York City for Canadian Dollars on such date of Cdn.$1.1902 = US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York on such date, and
(ii) 17,202,747, which is the estimated number of outstanding RWCI Class B Restricted Voting Shares not owned by Rogers Communications Inc. and its subsidiaries (assuming full conversion of all outstanding exercisable options for RWCI Class B Restricted Voting Shares).

(2) The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

(3) Previously paid. A registration fee of US$90,454 was previously paid in connection with the initial filing of the Registration Statement on Form F-10 filed on November 26, 2004. A registration fee of US$182 was previously paid in connection with the filing of the an amendment to a Registration Statement on Form F-10/A filed on December 15, 2004.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(i)  Amount Previously Paid: US$90,454
     Form or Registration No.: Form F-10
     Filing Party: Rogers Communications Inc.
     Date Filed: November 26, 2004

(ii) Amount Previously Paid: US$182
     Form or Registration No.: Form F-10/A
     Filing Party: Rogers Communications Inc.
     Date Filed: December 15,2004

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [X] going-private transaction subject to Rule 13e-3.
     [X] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

     This Amendment (this "Amendment") is the final amendment to the joint Schedule TO-T and Schedule 13E-3 filed by Rogers Communications Inc. ("RCI"), a British Columbia corporation, RWCI Acquisition Inc., a British Columbia corporation and a wholly owned subsidiary of RCI ("RCI Subco") and Rogers Wireless Communications Inc., a Canadian corporation with the U.S. Securities and Exchange Commission (the "SEC") on November 26, 2004 (as amended on December 15, 2004 and December 21, 2004, the "Schedule TO-T/13E-3").

     The Schedule TO-T/13E-3 relates to the offers to purchase all the outstanding Class B Restricted Voting Shares of Rogers Wireless Communications Inc. not owned by RCI and its affiliates in exchange for 1.75 RCI Class B Non-Voting Shares (the "Offer").


ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS AND PROPOSALS;
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY;
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Item 6 and Item 8 are hereby amended by adding thereto the following:


         The offering period in respect of the Offer expired at midnight (local time) on December 30, 2004. Prior to the expiry time, 14,991,077 RWCI Restricted Voting Shares were validly tendered in the offer and not properly withdrawn. This represents approximately 93.5% of the total number of outstanding RWCI Restricted Voting Shares not owned by the Offerors. The Offerors have taken up and accepted for payment all of the RWCI Restricted Voting Shares validly tendered to the offer and not withdrawn prior to the expiry time, and as a result, RCI and its affiliates now own 79,902,893 RWCI Restricted Voting Shares, representing approximately 98.7% of the RWCI Restricted Voting Shares outstanding, and 62,820,371 RWCI Class A Multiple Voting Shares, representing 100% of the RWCI Class A Multiple Voting Shares outstanding.

         All remaining RWCI Restricted Voting Shares not tendered in the Offer have been acquired by the Offerors pursuant to a compulsory acquisition under the laws of Canada. As a result of the compulsory acquisition, Rogers Wireless Communications Inc. is now a wholly owned subsidiary of Rogers Communications Inc.

ITEM 12. EXHIBITS


         Item 12 is hereby amended by adding thereto the following:

(a)(1)(S) Press release issued by Rogers Communications Inc. and Rogers Wireless Communications Inc., dated December 31, 2004.


                                       1


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                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             SCHEDULE TO, SCHEDULE 13D/A and
                             SCHEDULE 13E-3

                             ROGERS COMMUNICATIONS INC.

                             by /s/ Graeme McPhail
                                ------------------------------------------------
                                Name:  Graeme McPhail
                                Title: Vice President, Associate General Counsel

                             RWCI ACQUISITION INC.

                             by /s/ Graeme McPhail
                                ------------------------------------------------
                               Name:   Graeme McPhail
                               Title:  Vice President, Associate General Counsel

                             SCHEDULE 13E-3

                             ROGERS WIRELESS COMMUNICATIONS INC.

                             by /s/ Graeme McPhail
                                ------------------------------------------------
                               Name:   Graeme McPhail
                               Title:  Vice President, Associate General Counsel


Dated: January 4, 2005

                                 Exhibit Index


Exhibit No.                         Description

(a)(1)(S) Press release issued by Rogers Communications Inc. and Rogers Wireless Communications Inc., dated December 31, 2004.